UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                DCAP Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   233065 10 1
                                 (CUSIP Number)

                                 Barry Goldstein
                                  1158 Broadway
                             Hewlett, New York 11557
                                 (516) 374-7600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 2003
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(a), 13d-1(f) or 13-1(g), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                Page 1 of 5 Pages


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                                  SCHEDULE 13D

CUSIP No.         233065 10 1


1.       Name of Reporting Person

         Barry Goldstein

2.       Check the appropriate box if a member of a group           (a) [    ]

                                                                    (b) [    ]
3.       SEC Use Only

4.       Source of Funds
         N/A

5.       Check box if disclosure of legal proceedings is required pursuant to
         items 2(d) or 2(e)[   ]

6.       Citizenship or Place of Organization
         United States

Number of Shares           7.       Sole Voting Power
Beneficially Owned                  1,625,000
By Each Reporting
                           ----------------------------------------------
Person With                8.       Shared Voting Power
                                    0
                           ----------------------------------------------
                           9.       Sole Dispositive Power
                                    1,625,000
                           ----------------------------------------------
                           10.      Shared Dispositive Power
                                    0

11.      Aggregate Amount Beneficially Owned by Reporting Person
         1,625,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares          [   ]


13.      Percent of Class Represented by Amount in Row (11)
         11.6%

14.      Type of Reporting Person
         IN

ITEM 1.   SECURITY AND ISSUER.
          -------------------

     This statement amends and supplements the Schedule 13D dated May 15, 2002, as previously amended by Amendment No.1 on May 29, 2002, relating to shares of Common Stock, par value $.01 per share (the "Common Stock"), of DCAP Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1158 Broadway, Hewlett, New York 11557.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

     (a) Name of Reporting Person:

          Barry Goldstein

     (b) Residence or business address:

          1158 Broadway
          Hewlett, New York 11557

     (c) The Reporting person is employed as the Chief Executive Officer, President, Chairman of the Board, Chief Financial Officer and Treasurer of the Issuer.

     (d) The Reporting Person has not been convicted in a criminal proceeding in the last five years.

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           -------------------------------------------------

     N/A

ITEM 4.    PURPOSE OF TRANSACTION.
           ----------------------

     Effective January 31, 2003, options held by the Reporting Person for the purchase of 200,000 shares of Common Stock of the Company became exercisable within 60 days.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
            ------------------------------------

     As of the date hereof, the Reporting Person is the beneficial owner of 1,625,000 shares of Common Stock of the Company (or approximately 11.6% of the outstanding Common Stock of the Company). Of such number, 1,600,000 shares of Common Stock are issuable upon the exercise of options that are exercisable currently or within 60 days, 5,000 shares are held by the Reporting Person's minor child and 20,000 shares are held by a retirement trust for the benefit of the Reporting Person. The Reporting Person disclaims beneficial ownership of the shares held by his child and retirement trust. During the past 60 days, the Reporting Person has not effected any transactions in the Common Stock of the Company.

ITEM 6.     CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS  WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 5 hereof with respect to options held by the Reporting Person.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
            --------------------------------

     (10) Option Agreement, dated as of May 10, 2001, between the Reporting Person and the Issuer.*


--------------------------
* Filed herewith.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to myself is true, complete and correct.


Dated: February 5, 2003
                                                  /s/ Barry Goldstein
                                                  --------------------------
                                                  Barry Goldstein








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